CARRET ASSET MANAGEMENT, LLC

320 Park Avenue, 18th Floor

New York, NY 10022

September 12, 2019

Mr. Bradley Swenson

President

ALPS Series Trust

1290 Broadway, Suite 1000

Denver, CO 80203

Re:	ALPS Series Trust (“Trust”) –American Independence Kansas Tax-Exempt Bond Fund (“Kansas Fund” or the “Fund”)

Dear Mr. Swenson:

This letter agreement confirms the agreement of Carret Asset Management, LLC (“Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” that it is entitled to receive and to reimburse “Other Expenses” to the extent required.

Limits on Total Annual Operating Expenses

The Adviser agrees to limit the “Total Annual Fund Operating Expenses” (as defined in Item 3 of Form N-1A) of the Kansas Fund (exclusive of interest, dividend expense on short sales/interest expense, taxes, brokerage commissions, other investment related costs, acquired fund fees and expenses, distribution services (12b-1) fees, shareholder service fees, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of business) to an annual rate of: 0.48% of the Kansas Fund Institutional Class and Class A Shares’ average daily net assets through January 31, 2021 (“Kansas Expense Cap”). In addition, the Adviser will reduce the Management Fee payable with respect to the Kansas Fund to the extent needed to ensure that the Kansas Expense Cap for each class of shares is not exceeded and/or shall reimburse the Kansas Fund (or class as applicable) by the amount of needed to ensure that the Kansas Expense Cap are maintained. If applicable, any fee waiver and/or reimbursement shall be allocated to each class of the Kansas Fund in the same manner as the underlying expenses or fees were allocated.

Process for Implementing the Expense Caps

The Trust may reduce any Management Fees paid by the amount required to extend described above, and, if reimbursement is owed that exceeds the Management Fees paid, shall invoice the Adviser with respect to any such reimbursement amounts owed by the Adviser to the Trust. Any such invoices are payable within 30 (thirty) days of receipt by the Adviser. Invoices should be delivered via email to the Adviser at Mvega@carret.com, or such other email address as the Adviser may instruct the Trust.

The Adviser further agrees that such fee waivers and reimbursements for each Fund are effective from the period on which the Adviser begins as the Fund’s investment adviser and shall continue at least through January 31, 2021.

Ability to Recoup Amounts Waived and/or Reimbursed

With respect to the Fund, the Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement (whether through reduction of its Management Fee or otherwise through reimbursement of other applicable fees and expenses) only to the extent that the Fund’s fees and expenses in later periods do not exceed the lesser of (1) the Kansas Expense Caps in effect at the time the Adviser waives or limits the expenses, or (2) the contractual expense limits in effect at the time the Adviser seeks to recover the expenses it has borne, reimbursed or waived. Notwithstanding the foregoing, the Fund will not be obligated to pay any amounts borne, waived or reimbursed by the Adviser more than three years after the date on which the fees and expenses were borne, waived or reimbursed, as calculated on a monthly basis, or any amounts borne, waived or reimbursed by any prior advisers to the Fund.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of the Trust.

[Signature Page Follows]

CARRET ASSET MANAGEMENT, LLC

By:
Name:	Marco Vega
Title:	Chief Operating Officer

Your signature below acknowledges acceptance of this letter agreement:

ALPS SERIES TRUST

By:
Name:	Bradley Swenson
Title:	President

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